



INVEST IN **VIVA**

Growing returns for landlords, wealth for renters

Hello VIVA.
Goodbye Rent.
(as we know it)

viva.fund Austin, TX

Highlights

1. Renters earn cash back from rent to save, invest, and pursue their financial goals.
2. Landlords, who own apartment portfolios worth billions, use Viva rewards to boost profits by 9%.
3. Founded by the former CEO of TeacherTalent, a Techstars co. (Acquired 2018).

Featured Investors

Atlanta Technology Angels | Techstars | Techstars Ventures | Chingona Ventures

Atlanta Technology Angels

Techstars

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Our Founder

Michael Barnes

How landlords and renters build wealth side by side.

VIVA
EQUITY
Live well
and prosper.

Problem: 40X Wealth Equity Gap for Renters
Homeowners
$255,000
*Renters
$6,300 median net wealth

 

* Facts: **Renters are a majority of America's Black** (58%), **Hispanic/Latinx** (53%),
Lowest-income (61%), **LGBTQ+** (51%), & **single Mom households** (69%).
This compares to a White (non-Hispanic) rental rate of 25%. (source link)
(Source: https://fredaccount.stlouisfed.org/public/dashboard/84122)

Solution: Our 'Rent to Invest' App
Viva helps renters like Deyanira earn cash back to build wealth



- earn up to $1k/yr. by being a great renter
- rewards become emergency savings
- even invest in risk-adjusted assets





Secret Sauce:
Landlords use Viva to improve renter behavior, create loyalty.

- reduce vacancy & 'wear and tear'
- increase profits by up to **9%**
- **$288k** more profit per property

Real Estate can be **9% more efficient**,
if renters are invested.

That's worth **$70B in annual savings**,
and **$588B in appreciation**
of the real estate assets.

 



















Innovation Arbitrage?

Old News:

Safe drivers save up to 40% on car insurance

Why: Better drivers create better economics for insurance companies.

SAFE DRIVING
BONUS CHECK

Great News: 🎉

Better renters earn up to $1k cash back per year with Viva!

Why: Better renters create better economics for landlords.

VERITAS IMPACT PARTNERS

Jennifer Searles, CEO
Veritas Impact Partners

"**We need Viva** to grow to support 25,000 families in our housing portfolio this year, and we appreciate how Viva is 'hyper-responsive' to our needs, and puts residents' voices first."

Our customers project growth to **32,000+ families in network by Q1, 2024.**

Viva is live and supports customers with **$3B+ in assets**, available to **5,000+ families in network.**



5,000+ families in network.



Viva earns
$100+ per family per year through:

- SaaS fees paid for by landlords
- Interest on deposits ("Float")
- Fees from investments

This will yield **Viva**
$3M+ ARR in 2024

Note: future projections are not guaranteed.

VIVA CEO: MICHAEL ON "WHY VIVA?"



- Michael committed to a life of Service at age 17
- Joined **Teach For America** in Texas' Rio Grande Valley (2006)
- Earned **Master's in Computer Science** & applied skills as a software engineer to help non-profits, cities, & Texas solve problems (2008+)
- 1st Techstars Company: **TeacherTalent helped 200+ U.S. Schools recruit & hire teachers, earning $200k+/mo. when acquired** (2018); via M&A scaled to support 2,000+ schools
- **Started Viva** to eliminate America's renter wealth equity gap
- **Lived & loved the problem** by owning & operating apartments (2021) before building a B2B SaaS solution
- Recruited a **world-class team**, incl. from well-funded competitors (2022) to build product side by side with B2B housing partners
- Michael is now a 2X **Techstars** founder, and Viva is celebrated by the **Clinton Global Initiative** & **MassChallenge** (Top 5 Social Impact)



Michael Barnes
CEO, co-founder
2X founder, Exit





Dan Wu
CPO,
co-founder





Jon Woo
CTO, co-founder
2X founder, Exit





Karina Gutierrez
Dir. of Product,
co-founder



Selene Benavides
CFO



RAISED $2M+ FROM:












& BACKED BY —




CLINTON GLOBAL INITIATIVE


ATLANTA TECHNOLOGY ANGELS


techstars_


MC | MASSCHALLENGE


VIVA EQUITY



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